As filed with the Securities and Exchange Commission on October 17, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO (Rule 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer))

THE SHAW GROUP INC.

(Name of Filing Person (Issuer))

Liquid Yield Option™ Notes Due 2021 (Zero Coupon — Senior)

(Title of Class of Securities)

820280AC9 and 820280AA3

(CUSIP Numbers of Class of Securities)

Gary P. Graphia Secretary and General Counsel The Shaw Group Inc. 4171 Essen Lane Baton Rouge, LA 70809 (225) 932-2500	Copy to: David P. Oelman Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002-6760 (713) 758-2222	Copy to: William J. Whelan, III Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

[THE SHAW GROUP LOGO]

FOR IMMEDIATE RELEASE

CONTACT:	Laurie LaChiusa
Vice President,
Investor Relations &
Corporate Communications
225.932.2500

SHAW ANNOUNCES TENDER OFFER FOR OUTSTANDING

LIQUID YIELD OPTION™ NOTES

Baton Rouge, Louisiana, October 17, 2003—The Shaw Group Inc. (NYSE: SGR) today announced that it plans to commence a tender offer (“the Offer”) on October 20, 2003, for all of its outstanding Liquid Yield OptionTM Notes due 2021 (Zero Coupon—Senior) (“LYONs”) with a total principal amount at maturity of $373 million (current accreted value of $253 million). The purchase price to be offered in the tender will be $675 per $1,000 principal amount at maturity of LYONs. Shaw intends to fund the repurchase with proceeds from a proposed offering of $200 million of common stock together with approximately $53 million of cash on hand.

The terms and conditions of the Offer will be set forth in Shaw’s Offer to Purchase, which will be distributed to the holders of LYONs when the Offer is commenced. Subject to applicable law, Shaw may, at its sole discretion, waive any condition applicable to the Offer or extend or terminate or otherwise amend the Offer. The consummation of the Offer for the LYONs is subject to certain conditions, including the successful completion of Shaw’s pending common stock offering. The conditions will be fully described in the Offer to Purchase.

Credit Suisse First Boston LLC will act as dealer manager, D.F. King & Co., Inc. will be the information agent, and The Bank of New York will serve as the depositary in connection with the Offer.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any LYONs. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal. Each holder of the LYONs should read the Offer to Purchase and the Letter of Transmittal when it receives them, as they contain important information. Upon commencement of the Offer, copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from the information agent and any documents filed by Shaw, including the Schedule TO and any amendments, will be available for free on the SEC’s website, www.sec.gov.

The Shaw Group Inc. is a leading global provider of engineering, procurement, construction, maintenance, fabrication, manufacturing, consulting, remediation, and facilities management services for government and private sector clients in the power, process, environmental, infrastructure and homeland defense markets. The Company is headquartered in Baton Rouge, Louisiana and employs approximately 14,800 people at its offices and operations in North America, South America, Europe, the Middle East and the Asia-Pacific region. For further information, please visit the Company’s website at www.shawgrp.com.

The statements contained herein that are not historical facts (including without limitation statements to the effect that the Company or its management “believes,” “expects,” “anticipates,” “plans,” or other similar expressions) and statements related to revenues, earnings, backlog, or other financial information or results are forward-looking statements based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions and are subject to change based upon various factors. Should one or more of such risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A description of some of the risks and uncertainties that could cause actual results to differ materially from such forward-looking statements can be found in the Company’s reports and registration statements filed with the Securities and Exchange Commission, including its Form 10-K and Form 10-Q, reports and on the Company’s web-site under the heading “Forward Looking Statement”. These documents are also available from the Securities and Exchange Commission or from the Investor Relations department of Shaw. For more information on the company and announcements it makes from time to time on a regional basis visit our web site at www.shawgrp.com.

# # #

[THE SHAW GROUP INC. LOGO]

FOR IMMEDIATE RELEASE

CONTACT:	Laurie LaChiusa
Vice President,
Investor Relations &
Corporate Communications
225.932.2500

THE SHAW GROUP INC. ANNOUNCES

$200 MILLION EQUITY OFFERING

Company to Use Net Proceeds to Retire a Portion of its Outstanding LYONs

Baton Rouge, Louisiana, October 17, 2003—The Shaw Group Inc. (NYSE: SGR) today announced that it plans to sell up to 20,000,000 shares of its common stock for expected gross proceeds of $200 million. The Company intends to use the net proceeds of the offering to fund a portion of a tender offer, which Shaw also announced today, for its outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon—Senior) (LYONs).

Credit Suisse First Boston LLC and Merrill Lynch & Co. will act as joint book-running managers for the offering. When available, copies of the preliminary prospectus supplement relating to the offering may be obtained from the offices of Credit Suisse First Boston LLC, 11 Madison Avenue, New York, NY 10010 and Merrill Lynch & Co., Prospectus Department, Four World Financial Center, New York, NY 10080.

The common stock will be sold pursuant to the Company’s universal shelf registration statement. This news release does not constitute an offer to sell or the solicitation of an offer to buy the common stock described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus and related prospectus supplement.

The Shaw Group Inc. is a leading global provider of engineering, procurement, construction, maintenance, fabrication, manufacturing, consulting, remediation, and facilities management services for government and private sector clients in the power, process, environmental, infrastructure and homeland defense markets. The Company is headquartered in Baton Rouge, Louisiana and employs approximately 14,800 people at its offices and operations in North America, South America, Europe, the Middle East and the Asia-Pacific region. For further information, please visit the Company’s website at www.shawgrp.com.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The statements contained herein that are not historical facts (including without limitation statements to the effect that the Company or its management “believes,” “expects,” “anticipates,” “plans,” or other similar expressions) and statements related to revenues, earnings, backlog, or other financial information or results are forward-looking statements based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions and are subject to change based upon various factors. Should one or more of such risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A description of some of the risks and uncertainties that could cause actual results to differ materially from such forward-looking statements can be found in the Company’s reports and registration statements filed with the Securities and Exchange Commission, including its Form 10-K and Form 10-Q, reports and on the Company’s web-site under the heading “Forward Looking Statement”. These documents are also available from the Securities and Exchange Commission or from the Investor Relations department of Shaw. For more information on the company and announcements it makes from time to time on a regional basis visit our web site at www.shawgrp.com.

# # #